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The Spain Fund, Inc.		Exhibit 77C
811-5189


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of The Spain Fund, Inc. ("Spain") was held on June 30, 2004. A description of each proposal and number of shares voted at the meeting are as follows:

   				      		            	    **
				    Shares 		Shares
      				    Voted For		Withheld
To elect five Directors of Spain
for a term of one, two or three
years and until his or her
successor is duly elected and
qualifies.

Daniel de Fernando Garcia	    6,370,787		103,366

William H. Foulk, Jr. 		    6,368,001		106,152

Inmaculada de Habsburgo-Lorena      6,379,552		 94,601

Francisco Gomez Roldan    	    6,365,309		108,844

Juan Manuel Sainz de Vicuna	    6,371,942		102,211





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